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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

FEB 25 2013

Washington DC
400

SEC FILE NUMBER
8- 43645

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____01/01/12____ AND ENDING____12/31/12____
                                               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Landolt Securities, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

701 Oregon Street
(No. and Street)

Oshkosh	Wisconsin	54902
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Paul T. Pavelski   (920) 236-7000
                                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Nigl Nigl & Mathe LLP
(Name – *if individual, state last, first, middle name*)

2450 Witzel Avenue	Oshkosh	WI	54904
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

ʒ/7/13

LANDOLT SECURITIES, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2012



Nigl Nigl & Mathe LLP
Certified Public Accountants and Consultants

LANDOLT SECURITIES, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2012

OATH OR AFFIRMATION

I, <u>Paul T. Pavelski</u>   , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>Landolt Securities, Inc.</u>   , as of <u>December 31</u>   , 20 <u>12</u>   , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

[Signature]

Signature

<u>Corporate President</u>
Title

[Notary signature: Mary M. Schmidt]

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditor's Report on Internal Control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LANDOLT SECURITIES, INC.
TABLE OF CONTENTS



Charles A. Nigl, CPA
Matthew R. Nigl, CPA
Anthony R. Mathe, CPA, CFE

Independent Auditor's Report

To the Board of Directors
Landolt Securities, Inc.
Oshkosh, Wisconsin

Report on the Financial Statements

We have audited the accompanying financial statements of Landolt Securities, Inc. (an S Corporation) which comprise the Statement of Financial Condition as of December 31, 2012, and the related Statements of Income, Changes in Stockholders' Equity, Changes in Liabilities Subordinated to Claims of General Creditors, and Cash Flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

1

2450 Witzel Avenue • PO Box 2485, Oshkosh WI 54903-2485 920.651.9500 • fax 920.651.9600

beyond the numbers

Members of American and Wisconsin Institutes of Certified Public Accountants

Opinion

In our opinion the financial statements referred to about present fairly, in all material respects, the financial position of Landolt Securities, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Other Legal and Regulatory Requirements

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Nigl Nigl & Mathe LLP

Nigl Nigl & Mathe, LLP
Certified Public Accountants

Oshkosh, Wisconsin
February 14, 2013

LANDOLT SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2012

ASSETS

Current Assets

Cash	$ 234,511	
Marketable securities, at market value	50,715	
Receivables	69,871	
Prepaid expenses	42,601	
Total Current Assets		$ 397,698

Property and Equipment

Property and equipment	142,933	
Less accumulated depreciation	108,267	
Property and Equipment, Net		34,666

Other Assets

Security deposit	4,528	
Intangible assets	45,116	
Total Other Assets		49,644

TOTAL ASSETS $ 482,008

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities

Accounts payable	$ 31,548	
Accrued wages, commissions and related items	154,784	
Total Current Liabilities		$ 186,332

Liabilities Subordinated to Claims of General Creditors 0

Total Liabilities 186,332

Stockholders' Equity

Common stock - $1 par value; 56,000 shares authorized, 17,500 shares issued and outstanding	17,500	
Additional paid-in capital	85,845	
Retained earnings	192,331	
Total Stockholders' Equity		295,676

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY $ 482,008

See Accompanying Notes

3

LANDOLT SECURITIES, INC.
STATEMENT OF INCOME
Year Ended December 31, 2012

Revenues

Commissions earned	$ 2,479,511
Net investment gains or (losses)	(2,005)
Interest and dividend income	77,955
Total Revenues	2,555,461

Expenses

Clearing expenses	137,842
Wages	793,869
Payroll taxes	61,124
Health Insurance	26,949
Employee education	1,860
Retirement plan contribution	26,199
Commissions	629,194
Occupancy expenses	160,907
Telephone expense	17,139
Office supplies and expense	43,993
Postage and delivery	15,397
Auto expenses	22,631
Advertising and promotion	44,149
Accounting fees	29,085
Legal fees	9,800
Quotation system expenses	26,807
Insurance	12,221
Depreciation	9,418
Dues, licenses and subscriptions	68,740
Travel	24,000
Entertainment and promotion	10,328
Property taxes	20,074
Other operating expenses	3,494
Total Expenses	2,195,220

NET INCOME

NET INCOME	$ 360,241

LANDOLT SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Year Ended December 31, 2012

	Common Stock	Additional Paid-In Capital	Retained Earnings
Balances at January 1, 2012	$ 17,500	$ 85,845	$ 81,005
Net Income for the Year			360,241
Dividend Distributions			(248,915)
BALANCES AT DECEMBER 31, 2012	**$ 17,500**	**$ 85,845**	**$ 192,331**

LANDOLT SECURITIES, INC.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
Year Ended December 31, 2012

Subordinated Liabilities at January 1, 2012	$	0
Increases		0
Decreases		0
SUBORDINATED LIABILITIES AT DECEMBER 31, 2012	$	**0**

LANDOLT SECURITIES, INC.
STATEMENT OF CASH FLOWS
Year Ended December 31, 2012

Cash Flows From Operating Activities:

Net income	$ 360,241
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	9,418
Net investment (gains) or losses	2,005
(Increase) decrease in:	
Receivables	(42,999)
Prepaid expenses and deposits	(16,666)
Increase (decrease) in:	
Accounts payable	(59)
Accrued wages, commissions and related items	79,877
Net Cash Provided By Operating Activities	391,817

Cash Flows From Investing Activities:

Purchase of securities	(12,177)
Proceeds from sale of securities	44,060
Purchase of property and equipment	(16,406)
Purchase of intangible assets	(100,000)
Proceeds for intangible asset purchase	54,884
Net Cash (Used) By Investing Activities	(29,639)

Cash Flows From Financing Activities:

Dividend distributions	(248,915)
Net Cash (Used) By Financing Activities	(248,915)

Net Increase in Cash	113,263
Cash at Beginning of Year	121,248
CASH AT END OF YEAR	$ 234,511

See Accompanying Notes

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Landolt Securities, Inc. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. The significant accounting policies are as follows:

Nature of Operations

Landolt Securities, Inc. is a registered securities broker-dealer headquartered in Oshkosh, Wisconsin with branch offices in Antioch, Illinois and Bethesda, Maryland. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company has contracted with National Financial Services LLC (NFS) to clear all securities transactions on a fully disclosed basis for customer accounts which are introduced by the Company and accepted by NFS.

In June 2012, the Company acquired a business located in Bethesda, Maryland that specializes in Federal Deposit Insurance Corporation (FDIC) insured certificates of deposit and other fixed income securities. The Company operates its acquired business under the name FISN, a Division of Landolt Securities, Inc.

Date of Management's Review

Management has evaluated subsequent events through February 14, 2013, the date on which the financial statements were available to be issued.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Commissions

Commissions and the related clearing expenses are recorded on a trade date basis as securities transactions occur.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Allowance for Bad Debts

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required.

Securities Owned

Securities owned are valued at market using quoted market prices, with the resulting gains or losses reflected in income for the current year.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (Continued)

Property and Equipment

Property and equipment are carried at cost. Depreciation is provided using the straight-line method over a five to ten year estimated useful lives of the respective assets. Maintenance and repairs are charged to expense as incurred. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with Statement of Financial Accounting Standards (SFAS) No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.* Recoverability of assets held and used are measured by a comparison of the carrying amount of an asset to undiscounted pre-tax future net cash flows. Future events could cause the Company to conclude that impairment indicators exist and that long-lived assets may be impaired. At December 31, 2012, the Company considers long-lived assets not to be impaired and therefore has not reported any impairment loss.

Intangible Assets

Intangible assets are carried at cost. Amortization is not provided because the assets have an indefinite life. In accordance with SFAS No. 142, *Goodwill and Other Intangible Assets,* the Company reviews intangible assets on an annual basis for possible impairment. At December 31, 2012, the Company considers intangible assets not to be impaired and therefore has not reported any impairment loss.

Income Taxes

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S Corporation. In lieu of corporation income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for income taxes has been included in these financial statements.

Advertising Costs

Expenditures for advertising and sales promotion are expensed as incurred. Advertising and promotion expense was $44,149 for the year ended December 31, 2012.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2. RECEIVABLE FROM CLEARING ORGANIZATION

At December 31, 2012, the receivable from the clearing organization consists of commissions earned by the Company not yet disbursed by the clearing organization. Amount receivable from clearing organization at December 31, 2012 was $69,871.

NOTE 3.   SECURITIES OWNED

In accordance with SFAS No. 157, the Company groups its financial assets measured at fair value in three levels, based on markets in which these assets are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1 - Valuation is based upon quoted prices for identical instruments traded in active markets.
Level 2 - Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques which all significant assumptions are observable in the market.
Level 3 - Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Company's own estimates of assumptions market participants would use in pricing the asset or liability. Valuation techniques include use of discounted cash flow models, option pricing models and similar techniques.

The components of securities owned are as follows at December 31, 2012:

	Level 1	Level 2	Level 3
Marketable securities	$ 50,715	$ -	$ -

NOTE 4.   AGREEMENT WITH NATIONAL FINANCIAL SERVICES LLC (NFS)

The Company has entered into an agreement with NFS to provide clearing services for all securities transactions initiated by the Company. NFS clears all transactions on a fully disclosed basis for customer accounts introduced by the Company and accepted by NFS. Pursuant to the terms of this agreement, the Company has agreed to indemnify and hold harmless NFS from and against all claims and liabilities arising out of any failures by the Company or customers to comply with any obligations under this agreement. On March 25, 2010 the agreement was renewed for a five year term ending March 25, 2015. The agreement may be terminated by giving 90 days prior written notice.

NOTE 5.   FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors trade-date customer exposure and collateral values daily and requires customers to deposit additional collateral or reduce positions when necessary.

NOTE 6.   CONCENTRATIONS OF CREDIT RISK

The Company provides investment and related services to a diverse group of customers located throughout the United States of America.

The Company's exposure to credit risk associated with these transactions is measured on an individual customer basis. To reduce the potential for risk concentration, credit limits are established and continually monitored in light of changing customer and market conditions. In the normal course of providing such services, the Company requires collateral on a basis consistent with industry practice or regulatory requirements. The type and amount of collateral is continually monitored and customers are required to provide additional collateral as necessary.

The Company maintains its cash balances in one financial institution located in Wisconsin. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000 on interest bearing accounts and fully insured on noninterest-bearing accounts. The Company had no uninsured cash balances at December 31, 2012.

NOTE 7.   NET CAPITAL REQUIREMENTS

As a registered broker-dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). This rule requires that net capital, as defined, shall be at least the greater of $50,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2012, the Company had net capital of $156,301, which was $106,301 in excess of its required net capital of $50,000. The ratio of aggregate indebtedness to net capital was 1.19 to 1.

NOTE 8.   RETIREMENT PLAN

The Company maintains a qualified Cross-Tested 401(k) Profit Sharing Plan and Trust which covers all eligible employees who meet the age and service requirements. The Company is currently making nonelective contributions equal to 3% of the employees' compensation for the year. The Company contribution for the year ended December 31, 2012 was $26,199.

NOTE 9.   LEASES

On June 6, 2008, Paul and Donna Pavelski exercised their option to purchase the office building and improvements located at 701 Oregon Street in Oshkosh, Wisconsin. A three year lease was entered into which requires monthly rent payments of $4,000. In addition to rent, the Company is responsible for utilities, insurance, maintenance and repairs, and real estate taxes. On June 6, 2011, the lease was extended for three additional years with rent and responsibilities remaining unchanged. Total rent expense charged to operations under this agreement for the year ended December 31, 2012 was $48,000.

NOTE 9. LEASES - (Continued)

On November 4, 2011, the Company signed a lease for the shared use of an office building and improvements located at 41412 North Illinois Route 83, in Antioch, Illinois. The lease is for a five year term beginning on December 1, 2011 and ending in November 30, 2016 and requires a monthly rent payment of $4,000. The lease grants the Company the option to extend the lease for an additional five years beyond November 30, 2016 with monthly rent to be determined. In addition to rent, the Company is responsible for a portion of utilities, insurance, maintenance and repairs, real estate taxes and common area expenses. Total rent expense charged to operations under this agreement for the year ended December 31, 2012 was $48,000.

On June 22, 2012, the Company assumed the lease of FISN, Inc. for use of office space located at 4800 Montgomery Lane in Bethesda, Maryland until September 30, 2012. Total rent expense charged to operations under this agreement for the year ended December 31, 2012 was $11,550.

On August 29, 2012, the Company signed a lease for the shared use of an office building and improvements located at 4720 Montgomery Lane in Bethesda, Maryland. The lease is for a seven year term beginning on October 1, 2012. Monthly rent for months one through twelve is $4,528.33, months thirteen through twenty-four is $4,709.47, months twenty-five through thirty-six is $4,897.85, months thirty-seven through forty-eight is $5,093.76, months forty-nine through sixty is $5,297.51, months sixty-one through seventy-two is $5,509.41 and months seventy-three through eighty-four is $5,729.79. The Landlord is responsible for all real estate taxes and operating expenses. Total rent expense charged to operations under this agreement for the year ended December 31, 2012 was $13,585.

Future minimum lease payments for years ending December 31 are as follows:

Year Ending December 31	Amount
2013	$ 150,883
2014	125,079
2015	107,362
2016	105,736
2017	64,206
Thereafter	118,342
Total	$ 671,608

NOTE 10. RELATED PARTY TRANSACTIONS

Mr. and Mrs. Paul Pavelski own the real estate located at 701 Oregon Street in Oshkosh, Wisconsin which is being leased by the Company. At December 31, 2012, Mr. Pavelski is a corporate officer and a 95% shareholder in Landolt Securities, Inc.

Mr. and Mrs. Paul Pavelski own the real estate located at 41412 North Illinois Route 83 in Antioch, Illinois which is being leased by the Company. At December 31, 2012, Mr. Pavelski is a corporate officer and a 95% shareholder in Landolt Securities, Inc.

LANDOLT SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2012

NOTE 11. ACQUISITIONS AND COMMITMENTS

On June 22, 2012, the Company acquired certain tangible and intangible business assets from FISN, Inc., a District of Columbia corporation. The purchase price of $107,500 was allocated $7,500 for tangible personal property and $100,000 for non-competition agreement, a license to use business website software and other intangibles. Payment terms required $82,500 to be paid at closing and the balance of $25,000 to be paid in 90 days. In addition, the agreement requires consulting payments on the first, second, third and fourth anniversary dates. The consulting payment amounts are to be calculated on the amount of transferred assets and new business under management in the Maryland office on each anniversary date. The Company estimates the contingent payments to be $50,000 each. Since the contingent payments are performance based, the actual amount paid will likely vary from these amounts and will be expensed when they become known.

The Company received $54,884.50 from National Financial Services LLC under a Business Development Credit Program. This amount was recorded as a reduction of the purchase price of intangible business assets purchased.

SUPPLEMENTARY INFORMATION

LANDOLT SECURITIES, INC.
COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2012

Net Capital

Total stockholders' equity		$ 295,676
Deduction for non-allowable assets -		
Receivables over 30 days	$ 0	
Unsecured debt	96	
12b-1 Fees included in receivables	4,400	
Prepaid expenses	42,601	
Property and equipment, net	34,666	
Security deposit	4,528	
Intangible assets	45,116	131,407
Net capital before haircuts on securities		164,269
Haircuts on securities - 15%		(7,607)
Undue concentration charge - Per formula		(361)
NET CAPITAL		**$ 156,301**

Computation of Basic Net Capital Requirement

Minimum net capital requirement (6 2/3% of total aggregate indebtedness)	$ 12,422
Minimum dollar net capital requirement	50,000
Net capital requirement	50,000
Excess net capital	$ 106,301

Computation of Aggregate Indebtedness

Total liabilities from statement of financial condition	$ 186,332
Ratio of aggregate indebtedness to net capital	1.19 to 1

Note: There are no material differences between the computations above and the computations included in the Company's corresponding unaudited Form X-17A-5, Part II filing.


Independent Auditor's Report on
Internal Control Required by SEC Rule 17a-5

To the Board of Directors
Landolt Securities, Inc.
Oshkosh, Wisconsin

In planning and performing our audit of the financial statements and supplementary schedule of Landolt Securities, Inc. (the Company) as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that the assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

15

The Board of Directors
Landolt Securities, Inc.
Page 2

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as described above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Nigl Nigl & Mathe LLP

Nigl Nigl & Mathe, LLP
Certified Public Accountants

Oshkosh, Wisconsin
February 14, 2013



Nigl Nigl & Mathe LLP

Certified Public Accountants and Consultants

Charles A. Nigl, CPA
Matthew R. Nigl, CPA
Anthony R. Mathe, CPA, CFE

To the Board of Directors
Landolt Securities, Inc.
Oshkosh, Wisconsin

In accordance with Rule 17a-5(e)(4) under Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the period ended December 31, 2012, which were agreed to by Landolt Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC solely to assist you and the other specified parties in evaluating Landolt Securities, Inc. compliance with applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Landolt Securities, Inc. management is responsible for Landolt Securities, Inc. compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited X-17A-5 for the period ended December 31, 2012, with the amounts reported in Form SIPC-7 for the periods ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Nigl Nigl & Mathe LLP

Nigl Nigl & Mathe LLP
Certified Public Accountants

February 14, 2013
Oshkosh, Wisconsin

2450 Witzel Avenue • PO Box 2485, Oshkosh WI 54903-2485 920.651.9500 • fax 920.651.9600

beyond the numbers

Members of American and Wisconsin Institutes of Certified Public Accountants

SIPC-7 (33-REV 7/10)	SECURITIES INVESTOR PROTECTION CORPORATION P.O. Box 92185 Washington, D.C. 20090-2185 202-371-8300 **General Assessment Reconciliation**	SIPC-7 (33-REV 7/10)

For the fiscal year ended DECEMBER 31 , 20 12
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
043645  FINRA  DEC
LANDOLT SECURITIES INC    16*16
701 OREGON STREET
PO BOX 2703
OSHKOSH WI 54903-2703
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 4,172

    B. Less payment made with SIPC-6 filed (exclude interest)   (1,163)
        7/27/2012
        Date Paid

    C. Less prior overpayment applied   ( )

    D. Assessment balance due or (overpayment)   3,009

    E. Interest computed on late payment (see instruction E) for_____days at 20% per annum

    F. Total assessment balance and interest due (or overpayment carried forward) $ 3,009

    G. PAID WITH THIS FORM:
       Check enclosed, payable to SIPC
       Total (must be same as F above) $ 3,009

    H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

LANDOLT SECURITIES, INC.
(Name of Corporation, Partnership or other organization)

Paul T. Pavelski (signature)
(Authorized Signature)

Dated the 14th day of FEBRUARY , 20 13 .

PAUL T. PAVELSKI, PRESIDENT
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
       Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning _____ 1/1 _____ , 20 12
and ending _____ 12/31 _____ , 20 12
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 2,555,461

2b. Additions:

   (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

   (2) Net loss from principal transactions in securities in trading accounts.

   (3) Net loss from principal transactions in commodities in trading accounts.

   (4) Interest and dividend expense deducted in determining item 2a.

   (5) Net loss from management of or participation in the underwriting or distribution of securities.

   (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

   (7) Net loss from securities in investment accounts.   21,497

      Total additions   21,497

2c. Deductions:

   (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   756,415

   (2) Revenues from commodity transactions.

   (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   108,016

   (4) Reimbursements for postage in connection with proxy solicitation.

   (5) Net gain from securities in investment accounts.   19,492

   (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

   (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

   (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

   (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $

      (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 24,182

      Enter the greater of line (i) or (ii)   24,182

      Total deductions   908,105

2d. SIPC Net Operating Revenues $ 1,668,853

2e. General Assessment @ .0025 $ 4,172

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